Given Imaging
Second Quarter 2007 Earnings Results Conference Call
August 2, 2007
9:00 a.m. ET

Operator: Good morning and welcome ladies and gentlemen to the Given Imaging second quarter 2007 conference call. Today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to Mr. Yuval Yanai, Chief Financial Officer. Please go ahead sir.

Yuval Yanai: Thank you good morning and welcome ladies and gentlemen to the Given Imaging second quarter 2007 conference call. Today’s call is being recorded. At this time I’d like to inform you that all participants are in a “listen only” mode. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events of the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and the actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission; including the company’s annual report on form 20-F filed May 16, 2007. The company undertakes no obligations to update any projections or forward-looking statements in the future.

Before I turn the call over to Homi Shamir, I’d like to mention that in today’s call, we will make reference to certain non-GAAP financial measures including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in our earnings release for our second quarter, which is posted on our website.

I’ll now turn the call over to Homi Shamir, President and CEO of Given Imaging. Please go ahead.

Homi Shamir: - Thanks Yuval.

Good morning everyone and thanks for joining us for our second quarter 2007 call.

I’m very pleased to report another strong quarter for Given Imaging. We grew worldwide revenues in the second quarter by 20 percent compared to the second quarter of 2006. These good results were mainly driven by a 23 percent increase in PillCam SB revenues. Second quarter revenues increased by 21 percent compared to the first quarter of 2007.

GAAP net income reached $623,000 or $0.02 per share. If you exclude patent infringement litigation expenses and compensation expenses related to the adoption of FAS123, we were pleased that on a non-GAAP basis net income for second quarter was $2.8 million or $0.09 per share. This increase reflects our focus on PillCam capsule sales as well as ongoing attention to aligning operating expenses with revenues.

Importantly, this was the first quarter that we realized revenues from all three of our PillCam products. With the first sales of PillCam COLON in Europe at the end of the second quarter, we are starting to execute on the strategy that those of you who listened to our investment community briefing in May will remember we call the 3 by 3 strategy. We are proud of this milestone.

As a result of this strategy, we are now reporting revenues based on three regions: Americas, EMEA and Asia Pacific/Japan. Revenues for the Americas region increased by 14 percent over the same quarter in 2006. Driving this growth were strong PillCam SB sales which increased by 25 percent over the same quarter in 2006.

During the second quarter we received three important regulatory clearances in the U.S.A The FDA cleared the next generation PillCam SB 2 and PillCam ESO 2 as well as our RAPID 5 software, the brains of the platform that supports these next generation products. We believe that the advanced optics and wider field of view on those capsules gives us a significant competitive edge over any new entrants into the market.

An ongoing focus for us in the U.S., is working with the medical community and healthcare payers to expand reimbursement coverage for both PillCam SB and PillCam ESO. During the second quarter, we achieved a lot on this front as payers covering approximately 19 million beneficiaries revised their reimbursement coverage policies for PillCam SB. These policy changes fall into two categories: First, reducing the number of diagnostic tests or procedures a patient is required to undergo prior to capsule endoscopy and second, expanding the list of covered indications for which patients can get reimbursed. These revisions are just as important as new policies as they make it easier for physicians to refer patients for PillCam.

We’re also accelerating clinical trials worldwide for all of our PillCam products, but we recently discontinued our U.S.A PillCam COLON trials because the prokinetic agent used in the trial was taken off the market by the manufacturer. We intend to restart clinical trials in the U.S.A soon using another prokinetic.

We also achieved a strong performance in the EMEA region where revenues increased by 25 percent driven by strong PillCam SB sales. PillCam sales in the region grew a healthy 17 percent over the same period last year.

As I’ve mentioned previously, we still expect nationwide reimbursement for PillCam SB in France to become effective during the fourth quarter of this year. France has a population of more than 60 million and reimbursement will be the key driver of future sales in this region.

We recently launched PillCam COLON in Europe and are now making deliveries in certain countries. We will be promoting PillCam COLON at the annual UEGW conference in October in Paris and believe this will be a great forum to educate GIs on this product. We are positioning the product as a complement to colonoscopy for patients who have had incomplete colonoscopies or who refuse to have one and should get it.

In the Asia/Pacific region, which includes Australia, Japan and the rest of Asia, revenues increased by 66 percent to $2.5 million with a small contribution from Japan. In this region, PillCam SB sales increased by 20 percent during this quarter. The most important news during the quarter was getting reimbursement coverage for PillCam SB in Japan. This approval means that effective October 1st; the entire adult Japanese population will have access to and get reimbursed for PillCam SB. The decision came just one month after we received clearance of PillCam SB in Japan which was well ahead of our expectations. This was a huge milestone for our Company as Japan is one of the largest healthcare markets in the world. We anticipate that the contribution from Japan will be substantial to our overall growth.

To prepare for future growth in this region, we strengthened our Asia/Pacific management team and named Kazem Samandari as senior vice president, responsible for the Asia/Pacific region. Kazem joins Given from Eastman Kodak’s Inkjet Printing Solutions Division where he was Executive Vice President of Global Sales and Marketing.

Finally, we are delighted that Israel Makov joined our Board as Chairman. Mr. Makov served as President and CEO of Teva Pharmaceutical from 2002 until March of this year.

In addition, we are also pleased that Arie Mientkavich and Denny Ware also joined as directors. Mr. Mientkavich has served as Chairman of the Board of Directors of Elron Industries since January this year and previously served as Chairman of the Israeli SEC. Mr. Ware served as a Director, President and Chief Executive Officer of Kinetic Concepts, Inc. from April 2000 to December 2006.

Doron Birger, who served as our Chairman from 2002 will remain as a director and I would like to thank him for his numerous contributions.

In summary, we are on track to achieve our 2007 guidance and we believe that our 3 x 3 global strategy will lead to accelerated growth during the second half of the year and beyond. PillCam SB will continue to be the primary driver of our sales this year and next. We also expect to see a growing contribution from our three geographical regions.

Thanks and I’ll now turn the call over to Yuval.

Yuval Yanai: Thanks Homi.

In the second quarter, we achieved sales of $27.8 million. 66% of sales were from the Americans region, 25% from EMEA and 9% from the Asia/Pacific region.

We sold 48,500 PillCam capsules in the quarter, an increase of 23% over the second quarter of last year. Approximately 73% or 35.4 thousand capsules were sold in the Americas, 10.1 thousand or 21% were sold in the EMEA region and 3,000 or 6% were sold in Asia/Pacific.

Worldwide reorders of PillCam SB increased by 16% this quarter to 44.4 thousand capsules from 38,200 in the second quarter of 2006. PillCam reorders in the Americas increased 20%, EMEA increased 11% while Asia/Pacific decreased 9%. As of June 30th, we have cumulatively sold approximately 560,000 PillCam SB capsules worldwide.

In terms of revenue breakdown, PillCam capsule sales accounted for 86% of total revenues, workstations and data recorders accounted for 11% of total revenues and service income accounted for 3%. In the U.S., our primary market, capsule sales accounted for 88% of total U.S. revenues, workstations and data recorders accounted for 8%, and service income accounted for 4%.

Worldwide, we sold 153 systems in the quarter, compared to 124 systems in the second quarter of 2006. 86 workstations, or 56% of total workstations sold this quarter, were sold in the Americas, 42 or 28% were sold in the EMEA region and 30 or 20% were sold in Asia/Pacific. This brings our cumulative system deliveries, worldwide, to almost 3,800 of which almost 2,400 systems are installed in the U.S.

Gross margin in the second quarter of 2007 was 75.5%, compared to 75.2% in the second quarter of ‘06. Gross margin for the quarter was somewhat higher than our expectations, but looking forward into the second half of 2007 we still expect gross margin to be in the range of 73% to 75%.

On a GAAP basis, the Company reported a net income of $623,000 or $.02 cents per share in the second quarter of 2007, compared to a net loss of $664,000 thousand or net loss of $.02 cents per share in the second quarter of 2006. The second quarter of 2007 GAAP results include the impact of $1.2 million due to the adoption of FAS 123R in ‘06. Excluding the impact of this FAS and litigation expenses of $900,000, the Company reported a non-GAAP net income of $2.8 million, or $0.09 cents per share on a diluted basis in the second quarter of 2007 compared to a net income of $1.0 million, or $.04 per share in the second quarter of 2006.

Consolidated cash, cash equivalents and marketable securities as of June 30th totaled $102.3 million, up $6 million from 96.3 million as of the end of the previous quarter. In the second quarter of ‘07 we generated $5.1 million from operating activities; we spent approximately $1.3 in investment activities, and generated $2.5 million from employees exercising options.

A breakdown of the compensation expenses by line item is part of the detailed financial information posted on the investor relations section of our website.

Moderator, you may open the call for questions now.

Operator: Thank you, sir. If you would like to ask a question today, please press the star key followed by the digit one on your touch-tone phone. If you're using a speakerphone, please be sure to pick up the handset or turn off the mute function in order for your signal to reach our equipment. Once again if you would like to ask a question today, please press the star key followed by the digit one.

We go first to Yair Reiner with CIBC World Markets.

Yair Reiner: Good morning, Homi. Good morning, Yuval. First, congrats on a very strong quarter.

Now, I was just wondering first, very nice uptake in the capsule sales. Can you tell us about some of the things you might be doing out in the field to encourage the utilization to go up?

Homi Shamir: Thanks, Yair. We are doing what we started actually a year ago when we focused. We are more focusing and we continue to push as much as we can our PillCam. The sales force first is stable, is strong, very motivated, educated so we start seeing the result of all those things happening in the field and obviously, we are continuing to educate all the time our customers. I think during the first half of the year, we've done over a thousand seminars and education for physicians, so we're doing a lot of activity in order to continue to educate them, and explain to them the benefits of our technology.

Yair Reiner: OK.

Homi Shamir: But the thing is really Yair, the sales force is motivated, and in place, and knows what they are doing.

Yair Reiner: Great. In Japan, I recognize that it's still early, but now, a few months into the market following the approval, what are kind of your updated thoughts and how are you thinking now about the possible penetration rate?

Yuval Yanai: Well, Yair, this is Yuval. While we are sitting here, our people in Japan have extensive discussions with Suzuken our distributors how to approach the market on October 1 when reimbursement is going to be in place. As we said before, we were positively surprised by the quick response of the Japanese authorities enabling us to start selling into Japan and being reimbursed so early.

I think that we have a great partner over there, Suzuken, which is I think about a $12 billion company with a very strong sales force. But I think we'd rather wait another month or two to see how the operations start before relate in details to what's the penetration, etc.

In any case, we have mentioned it a few times before. The Japanese market is huge. We think it's a great opportunity for us. We're not going to miss it.

Yair Reiner: Very good. A final question and I'll get back into queue. On the COLON delay that you mentioned, does this impact at all the FDA approval or is it really two separate matters?

Homi Shamir: Completely two separate matters Yair.

Yair Reiner: Thank you.

Homi Shamir: We actually submitted to the FDA well before we started the COLON trial in America and its two separate matters.

Yuval Yanai: The only relation would be if we are being asked to provide some more clinical data then we'll have to have to delay providing this because - but the thing is its a technical issue and hopefully we're going to overcome it quite soon.

Yair Reiner: Very good. Thank you.

Operator: We go next to Ed Shenkan with Needham & Co.

Ed Shenkan: Thanks. I have a question about maybe Olympus update on litigation and then, if you could, you know, as far as timeline and the things to expect. And also, litigation expenses to expect in the back half of the year, remind us what the guidance is for the range of expenses.

Homi Shamir: Yuval will answer that.

Yuval Yanai: Good morning, Ed. First of all, we have no news on the litigation front and we don't expect any significant news in the near future since we are now in the middle of the discovery phase which takes time and effort and money of course and the trial is scheduled to begin only November of next year.

In terms of the litigation expenses, when we provided guidance for the year, we estimated based on our discussions with our legal counsel that we estimated the litigation expenses for this year will be somewhere around $4 million. I don't think we need to make any change for that. We already spent close to $1.5 million and there's a good chance we will spend an additional two, maybe $2.5 million during the back half of 2007.

Of course, these expenses are triggered by events so we don't have a real control of them but I think it's going to be in the range of the numbers we provided earlier this year.

Ed Shenkan: Congratulations on the approval and the reimbursement in Japan. That is great news that you had this quarter on that. Is there any update you could give us on, you know, what we could expect for pricing, for work stations, for capsules. And then also, you know, expenses, it looks like you might have spent more than, you know, previously in the Japan region on expenses, just maybe detail about how much expenses went up to. And then, what should we expect, you know, in the third and fourth quarter as you’re in-launch mode for expenses in that area?

Yuval Yanai: Well, obviously, when real actions start, you need soldiers in the field and we are in the middle of the ((inaudible)) of heavy recruitment and we are going to add an additional significant number of employees to our Japanese subsidiary so expenses will definitely grow. But together with these expenses, we will see revenues.

In terms of pricing, I think that this is something that we still have to finalize with our distributor based on the reimbursement level. We're going to do that. I'm not sure we are going to disclose the commercial relationship between us and the distributor. However, by the end of the day, you will be able to see that for the consolidated revenues on our financial statements. Since we control 51 percent of the company, we are going to consolidate revenues so I believe that most of the information is going to be available once we start generating significant amounts of revenue.

Ed Shenkan: And you said it was a small Japan contribution in the quarter. Can we assume that's less than half-a-million dollars?

Yuval Yanai: Small is small.

Ed Shenkan: OK. And could you walk us through the reimbursement in Japan as far as profitability for the hospital or physician, you know, with regards to reimbursement. You know, now we know these reimbursement numbers, it's certainly a little bit more confusing in Japan than in the United States. Maybe you could just walk us through that.

Yuval Yanai: I think there's public information that reimbursement for the capsules is about $660, higher than in other regions.

Homi Shamir: Five-sixty-two. Its 77,200 yen which ((inaudible))…

Yuval Yanai: Yes, I think it's about $660 but that’s more or less what the number is and for the professional fee, reimbursement is someplace under $200, relatively lower compared to the other parts of the world, but this is a public medical system over there and we don't know exactly what level of profitability that provide the hospital, but we believe this level gives us a good starting point, always a place for negotiations if hospitals would like to do that.

But I think from the point of view of the seller or the distributor in Japan, I think we have quite a nice reimbursement structure over there.

Ed Shenkan: You’re confident, for instance, its over $650 reimbursed… certainly covers the cost of the procedure and the pill and the professional reimbursement, you know, is reasonable, it's close to $200. This should stimulate adoption. There's no holdbacks on reimbursement for, you know, for holding back your adoption.

Yuval Yanai: Correct.

Homi Shamir: I don't think so, Ed.

Ed Shenkan: Great news. I'll jump back in queue.

Homi Shamir: Thank you.

Operator: As a reminder if you would like to ask a question today, please press the star key followed by the digit one on your touch-tone phone.

We go to Anthony Petrone with the Maxim Group.

Anthony Petrone: Hey, guys, great. Thanks for taking my questions. Congratulations on the quarter.

You mentioned last quarter or two quarters ago, 300 university hospitals in Japan that you would be targeting initially and then if we look at the placements of systems during the current quarter, they were up substantially, particularly in the APAC region. Did you place any systems in any of those hospitals at this point?

Homi Shamir: Again Anthony, Homi, yes, we started placing, but we don't like to disclose exactly which one. It was a beginning. Japan was, you know, we just received it we put a few systems we have continued, but the main effort we see happening now in the next couple of quarters to really to try to capture as much as we can out of those university hospitals because those are the influentials.

So at the moment, as Yuval said earlier, we are pleased with our Suzuken and their effort and we start seeing the results as we move forward into the quarter.

Anthony Petrone: Great. And just moving over to the other applications in Japan, where are you guys on that? Are you seeking other approvals in Japan at this point or are is everything focused on placing SB at this point?

Homi Shamir: No, obviously, and again, I need to be also careful about my statements about Japan because we are trying also to keep a little bit, you know, we might have competition there so I don't want to reveal all the cards, but obviously, we would like the Japanese physicians and patients to be able to have the broad product line that Given can offer.

And it can be moving into additional products like the Patency and like the ESO and in the future the COLON, but obviously also, we would like to introduce as soon as we can our latest technologies. As you know, we received the SB2 approval in the USA and we would like also to move in Japan and get in the near future approval for SB2.

Anthony Petrone: Excellent. Just moving over to France, is there an expense buildup there as well being that you're expecting the approval later on this year in the fourth quarter?

Yuval Yanai: I don't think this sort of expense we're talking is significant. Of course, once we have reimbursement in place, we need some more sales people. That's all that we are talking about. So an addition of two or three sales people will not make any significant change.

Anthony Petrone: OK, great guys. Thank you.

Homi Shamir: Thank you, Anthony.

Operator: We'll go to Ed Shenkan with Needham & Co.

Ed Shenkan: I wanted to ask about foreign currency in the quarter of what the impact was. And then, also, as the dollar's dropping in value compared to the Euro, what impact did that have on, you know, pricing, you know, as far as impact on revenues in the quarter?

Yuval Yanai: Well, in terms of pricing, Ed, since we sell in each territory its local currency, it doesn't have an effect on pricing. It, of course, has an affect on the when we translate into U.S. dollars, so obviously, if the Euro is stronger every sale in EMEA with somewhat higher number of dollars, not that significant to change trains but, you know, we always like positive events like this one.

On the other hand, we have some development which adversely affect our performance like what used to be but not the situation now, but the strong Israeli Shekel compared to the U.S. dollar which negatively affected our Israeli expenses when translating into U.S. dollars and also, more of the same situation in Japan.

We are a multi-currency company. And on a daily basis, we're trying to minimize the effect of fluctuation of currencies by a very conservative hedging, financial hedging positions. I think we are quite successful and therefore, I think that overall volatility of currencies, at least until this point of time, does not have significant affect on our performance.

Ed Shenkan: And Homi, the Fujinon partnership, it's been, you know, at least a couple of months, maybe more, can you tell us about, you know, some successes you're having there, also, on the revenue generating side as well as the cost containment side, you know, through that relationship?

Homi Shamir: Yeah, I mean, again, Ed, we just established a few places in the Asia/Pacific region where we think Fujinon can add for our revenue. They bought a few systems but it's really not significant amount, by far. That's one thing.

One the other hand, as I keep saying, that the agreement is a more strategic agreement. We definitely had discussions about R&D development together and obviously also we talked about sourcing, et cetera, components, etc. So that's moving very nicely and again, if we will be able to generate some additional revenues from an area that we were not active because of their activity there, I will be very pleased.

But I don't think Ed those numbers are any significant whatsoever to our overall performance as a company. So it would be nice to have it. But at the same time, it's not significant.

Ed Shenkan: OK, thank you.

Operator: We go to Yair Reiner with CIBC World Markets.

Yair Reiner: Yeah, just a follow-up call, question. On first-line reimbursement, kind of what are your thoughts now about potential reimbursement expansion whether it's first line or another type of expansion in the second half? And how important will that be for continuing in that momentum in 2008?

Yuval Yanai: I think we have acquired momentum although not directly into the primary diagnostic tool position. I think that we believe that we need to make a small change in our direction, maybe five degrees to the right or left. And aim more into having the capsule endoscopy second after colonoscopy.

I think that if you want results quick, I would say it maybe quicker ((inaudible)) to call it this way. I think that's the way to do it. And of course, we are continuing with our efforts to get the revisions to be the primary diagnostic tool but we slightly move to the side and we are aiming more now into second after colonoscopy which will probably will give doctors and patients much quicker access to our technology.

Homi Shamir: And also, let me add on, there is a good coverage and sometimes you need to Yair, to correct some of the languages in order to improve the policy. For example that’s mainly related to the ICD9 codes for example I'll give you an example. Blue Cross Blue Shield of Illinois, Texas, New Mexico, and Oklahoma, which coverage almost close to 12 million beneficiaries, remove language requiring significant, unexplained anemia defined as hemoglobin equal to or less than 10 milligrams to receive reimbursement for capsule endoscopy.

So you make those changes. Suddenly, you get an area that's fairly large coverage that you are very happy there it’s making the ICD9 much easier, making the physician to ((inaudible)) the SB much easier without any ((inaudible)) from the reimbursement point of view to the patient.

So we really see a lot of benefit by working on those ICD9 codes, and we see, again, as we learn as we keep moving, and we think that will also improve utilization of SB. But as Yuval said, we're still targeting and working very hard to continue to receive first line reimbursement.

Yair Reiner: Very good. Thanks very much.

Yuval Yanai: Thank you.

Operator: That concludes our question and answer session. At this time, I would like to turn the call back over to senior management for any additional or closing comments.

Homi Shamir: Thank you again, for joining us today. We look forward to seeing many of you at the investor conference this fall in Europe and the USA. Thanks again.

Operator: That concludes today's conference call. Thank you for your participation. You may now disconnect.

END